UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

China Customer Relations Centers, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2018 annual shareholder meeting. At the 2018 annual shareholder meeting of the Company held on August 11, 2018, a quorum was present and three proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on June 28, 2018. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected two (2) Class II directors to the Company’s Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2021 or until their respective successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withold
Weixin Wang (Class II director)	12,786,552	75,215
Owens Meng (Class II director)	12,861,767	0

2.	Shareholders ratified the selection of MaloneyBailey, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The votes regarding this proposal were as follows:

For	Against	Abstained
12,861,767	0	0

3.	Shareholders approved the 2018 Share Incentive Plan. The votes regarding the 2018 Share Incentive Plan were as follows:

For	Against	Abstained
12,846,308	20,446	0

Upon stockholder approval of the Company’s 2018 Share Incentive Plan, the Company’s 2014 Share Incentive Plan was terminated by the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Dated: August 15, 2018

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